NEWS RELEASE 07-38	August 22, 2007

FRONTEER’S AURORA CONFIRMS AND EXPANDS NEW ZONE AT MICHELIN URANIUM DEPOSIT, LABRADOR

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. ("Aurora") (TSX -- AXU), in which Fronteer holds a 46.8% interest, has announced the first set of results of ongoing drilling at its 100% owned Michelin Uranium Deposit in Labrador. The results are part of the larger overall drilling program on Aurora’s assets in the Central Mineral Belt. Aurora is planning to operate a year-round exploration and development company with two fully winterized camps. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The current drill program has a minimum target of 75,000 metres, consisting of up to nine drill rigs, with a C$21 million budget.

Aurora has confirmed and expanded a new zone, the Eastern Shoot, 250 metres east of the high grade Main Zone. The Eastern Shoot occurs within the same mineralized horizon as the Main Zone and displays similar characteristics and geometry. The Eastern Shoot has now been traced over a strike length of 200 metres, and to a vertical depth of 610 metres, starting at surface, and remains open in all directions. Drilling is ongoing in this new zone.

Uranium mineralization in the Eastern Shoot was intersected in two holes in 2006 and has now been intersected and expanded in six additional holes in 2007, demonstrating important continuity and predictable geometry. To date, assay results have been received for only one of these six new drill holes, as follows, with results from the balance of the holes pending:

  Drill hole M07-58 intersected 0.11% U3O8 over 9.8 metres including 0.15% U3O8 over 6.0 metres

Deeper exploration on the Main Zone is also in full swing and four new holes have been completed, piercing the deposit more than 200 metres down-plunge from the current resource limits. Results have been returned from two of these four holes, all of which intersected the flanks of the Main Zone. Results to date are as follows:

  Drill hole M06-59 intersected 0.11% U3O8 over 15.0 metres
  Drill hole M07-51 intersected 0.12% U3O8 over 7.5 metres

The Main Zone has now been extended to a vertical depth of almost 800 metres and remains open at depth. Two additional diamond core rigs have been mobilized to the property with the capacity to drill to depths of 1000 metres and carry out controlled directional drilling. A third additional rig will be arriving in two weeks time.

Said Dr. Mark O’Dea, President and CEO of Aurora, “The expansion of the Eastern Shoot, and the extension of the Main Zone confirm the path of continuing growth in Michelin’s size -- already among the 10 largest deposits in the world. The results also re-enforce the opportunity for this project to bring long-term benefits to the local area as well as benefits in helping to meet the world’s needs for clean energy and lower CO2 emissions as we continue moving the Michelin Project towards production”.

More detailed results can be found below.

Hole ID	From (m)	To (m)	Length (m)	% U3O8	Zone
M07-051	722.24	729.77	7.53	0.120	Main Zone
M07-059	654.92	669.92	15.00	0.108
M07-058	439.12	448.93	9.81	0.105	Eastern Shoot
incl	439.12	444.13	6.01	0.146

For an updated vertical longitudinal section of the Michelin Deposit, please use the following links:
http://www.aurora-energy.ca/files/MichelinEasternShoot07-15.jpg
http://www.aurora-energy.ca/files/MichelinEasternShootv207-15.jpg

The orientation of the mineralized zones at Michelin is interpreted to be steeply south dipping and stated widths are approximately 80-90% of true widths.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$102 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$102 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX -- AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

In addition to the Michelin and Jacques Lake Uranium Deposits, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences along with the historic estimates for the neighboring Kitts Deposit within the Exempt Mineral Land are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument NI 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.